Exhibit 99.1

Canaan Inc. Completes Transfer to Nasdaq Capital Market

Applies for additional 180-day minimum bid price compliance period

SINGAPORE, July 6, 2026 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today announced that the Listing Qualifications Department of The Nasdaq Stock Market LLC ("Nasdaq") has approved the transfer of the listing of the Company's American Depositary Shares ("ADSs"), each representing 15 Class A ordinary shares, from the Nasdaq Global Market to the Nasdaq Capital Market. The transfer became effective at the opening of trading on July 1, 2026.

The transfer has no impact on the trading of the Company's ADSs, which continue to trade under the ticker symbol "CAN." The Nasdaq Capital Market operates in substantially the same manner as the Nasdaq Global Market, and companies listed on The Nasdaq Capital Market must meet certain financial and corporate governance requirements to qualify for continued listing.

As previously disclosed, the Company received a notice from Nasdaq on January 14, 2026, indicating that it was not in compliance with the minimum bid price requirement as the closing bid price of its ADSs remained below US$1.00 for 30 consecutive business days. In accordance with Nasdaq's listing rules, the Company was granted an initial 180-day compliance period until July 13, 2026, to regain compliance. Following the transfer of its listing to the Nasdaq Capital Market, the Company has applied for an additional 180-day compliance period on July 6, 2026. If Nasdaq approves such application, the Company would be granted an extended compliance period to regain compliance with the minimum bid price requirement. To regain compliance, the Company's ADSs must maintain a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days during the applicable compliance period.

"Our transfer to the Nasdaq Capital Market gives us maximum flexibility while we continue executing our long-term strategy," said Nangeng Zhang, chairman and CEO of Canaan. "As the convergence of AI and energy reshapes global compute demand, we remain focused on building long-term shareholder value by expanding our leadership in hardware manufacturing, growing our operations, and advancing our broader energy-plus-compute strategy. We are committed to taking the necessary steps to regain compliance with the minimum bid price requirement and believe the Nasdaq compliance framework provides a viable path to support our continued listing status."

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

Christensen Advisory

Christian Arnell

Email: canaan@christensencomms.com

Public Relations Contact

BlocksBridge Consulting
Jesse Colzani
Email: canaan@blocksbridge.com